411 1st Avenue S, Suite 501
Seattle, Washington 98104
(855) 767-2400

July 31, 2023

VIA EDGAR

Joyce Sweeney and Christine Dietz

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Porch Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 16, 2023

Form 8-K furnished May 10, 2023

File No. 001-39142

Dear Ms. Sweeney and Ms. Dietz:

Porch Group, Inc. (the “Company”) submits this letter in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2023, (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the Commission on March 16, 2023, and the Current Report on Form 8-K, furnished by the Company to the Commission on May 10, 2023.

This letter sets forth each comment of the Staff contained in the Comment Letter in bold font (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response in italicized font.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Measures and Operating Metrics, page 60

1.

Considering the significance of the insurance segment to your results, please tell us and in future filings disclose the key performance metrics you use in managing and evaluating performance of your insurance operations. In this regard, we note that in your first quarter 2023 earnings release you include gross written premiums and premium retention rate as key performance indicators and disclose the number of policies in the quarterly highlights. Also, in recent investor presentations you disclose gross loss ratio and annualized revenue per policy. Regarding such metrics, please tell us and disclose whether such metrics include warranties and are based on only policies directly written by the company. If not, include additional disclosure to provide sufficient context for the disclosures. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following definitions of key performance metrics used to manage and evaluate the performance of our insurance operations, and whether such metrics include warranties or are based only on policies directly written by the Company:

Gross written premium:

Includes: Insurance and warranty businesses

Defined as: The total premium written by our licensed insurance carrier(s) (before deductions for reinsurance); premiums from our home warranty offerings (for the face value of one year’s premium); and premiums of policies placed with third-party insurance companies for which we earn a commission.

Policies in force:

Includes: Insurance and warranty businesses

Defined as: The number of in-force policies at the end of the period for the Insurance segment, including policies and warranties written by the Company and policies and warranties written by third parties for which we earn a commission.

Annualized revenue per policy:

Includes: Insurance and warranty businesses

Defined as: Quarterly revenue for the Insurance segment, divided by the number of policies in force in the Insurance segment, multiplied by four.

Premium retention rate:

Includes: Insurance carrier only

Defined as: The ratio of our insurance carrier’s renewed premiums over the last four quarters to base premiums, which is the sum of the preceding year’s premiums that either renewed or expired.

Gross loss ratio:

Includes: Insurance carrier only

Defined as: Represents our insurance carrier’s gross losses divided by the gross earned premium for the respective period.

The Company respectfully acknowledges the Staff’s comment and, to the extent applicable, will in its future filings and in its other public disclosures (i) modify the definition of gross written premiums to be clearer, (ii) add that the definition of premium retention relates to the insurance carrier only, (iii) add a definition for number of policies in force, and (iv) include these key performance metrics.

Segment Results of Operations, page 74

2.	Please revise to remove Total segment adjusted EBITDA (loss). Refer to question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs).

The Company respectfully acknowledges the Staff's comment and will in its future filings revise to remove total segment adjusted EBITDA (loss) from the tabular presentation of segment adjusted EBITDA (loss).

Consolidated Financial Statements

Note 17. Segment Information, page 144

3.

Please revise to remove “Corporate and Other” from the determination of the Total segment adjusted EBITDA (loss). In this regard, you disclose that the company has two operating/reportable segments: Vertical Software and Insurance. Refer to paragraphs 50-1 through 50-4 of ASC 280-10-50. Similar concerns apply to the disclosure on page 75.

The Company respectfully acknowledges the Staff's comment and will in its future filings revise to remove "Corporate and Other" from the subtotal in the tabular presentation of segment adjusted EBITDA (loss).

Form 8-K furnished May 10, 2023

Exhibit 99.1

Non-GAAP Financial Measures, page 7

4.	Please revise your non-GAAP reconciliations to address the following:
●	Remove Total segment Adjusted EBITDA (loss) from your segment Adjusted EBITDA disclosures. Refer to Question 104.04 of the Non-GAAP C&DIs.
●	Remove "Corporate and Other" from your segment Adjusted EBITDA disclosures as this does not appear to be a reportable segment.
●	Start your reconciliation of consolidated Adjusted EBITDA (loss) with the most directly comparable GAAP measure, net loss. Refer to Question 102.10(b) of the Non-GAAP C&DIs.

The Company respectfully acknowledges the Staff's comment and will in its future filings revise disclosures regarding the Company’s non-GAAP reconciliations in conformity with the Staff’s comment. Specifically, the Company will remove total segment adjusted EBITDA (loss) and "Corporate and Other" from the tabular presentation of segment adjusted EBITDA. In addition, the Company will start the reconciliation of consolidated Adjusted EBITDA (loss) with net income (loss) similar to its presentation in Form 10-K for the Fiscal Year Ended December 31, 2022, Management's Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Financial Measures, Adjusted EBITDA (loss).

5.

We note your disclosure that excluding the $15 million impact from the hardened reinsurance market, Adjusted EBITDA (loss) would have decreased to a loss of approximately $7 million. Please tell us how you arrived at the $15 million adjustment and explain how you considered the guidance in Question 100.04 of the Non-GAAP C&DIs when disclosing this presentation.

The Company respectfully advises the Staff that it arrived at the $15 million adjustment by comparing actual reinsurance costs for the first quarter of fiscal 2023 to the first quarter of fiscal 2022. The Company provided this disclosure to communicate the impact of the current hardened reinsurance market, which is cyclical in nature.

The Company acknowledges the Staff’s comment and respectfully submits that it considered Question 100.04 of the Non-GAAP C&DIs and did not believe the removal of impact from the hardened reinsurance market represented the substitution of individually tailored accounting measurements for those of GAAP as contemplated by Question 100.04. The Company notes that the adjustment did not result in presenting accelerated revenue or delayed expenses and was quantitatively measured consistently with GAAP. The adjustment did not change the pattern of recognition of amounts recorded under GAAP but rather was an adjustment aimed at supplementing the Company’s reported GAAP numbers by providing an additional comparison of the Company’s underlying operating results. Notwithstanding the foregoing, the Company has determined that in its future filings it will refrain from estimating what Adjusted EBITDA would have been based on the impact of cyclical events.

***

As noted by the Staff, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at (855) 767-2400.

Respectfully submitted,

/s/ Shawn Tabak

Shawn Tabak

Chief Financial Officer

Cc:Matt Ehrlichman, CEO, Chairman, and Founder

Matt Cullen, General Counsel and Secretary

Andrew Moore, Partner, Perkins Coie LLP